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EXHIBIT (12)
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES             Sprint Corporation
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                           1998          1997          1996          1995          1994
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                                        (in millions)
Earnings
 Income before income
  taxes and
  extraordinary items... $  842.4      $1,583.0      $1,911.9      $1,480.4      $1,387.9
 Capitalized interest...   (167.1)        (93.0)       (104.0)        (57.0)         (7.5)
 Equity in losses of
  less than 50% owned
  entities..............     92.5         768.4         269.0          32.9           --
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Subtotal................    767.8       2,258.4       2,076.9       1,456.3       1,380.4
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Fixed charges
 Interest charges.......    895.3         280.2         300.7         317.7         308.2
 Interest factor of
  operating rents.......    274.4         134.5         120.1         119.4         110.4
 Pre-tax cost of
  preferred stock
  dividends of
  subsidiaries..........      0.4           0.3           0.4           0.7           0.9
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Total fixed charges.....  1,170.1         415.0         421.2         437.8         419.5
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Earnings, as adjusted... $1,937.9      $2,673.4      $2,498.1      $1,894.1      $1,799.9
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Ratio of earnings to
 fixed charges..........     1.66(/1/)     6.44(/2/)     5.93(/3/)     4.33(/4/)     4.29
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(/1/Earnings)as computed for the ratio of earnings to fixed charges includes nonrecurring net gains of $104 million mainly relating to sales of local exchanges and a nonrecurring charge to write off $179 million of acquired in-process research and development costs related to the PCS Restructuring.
    Excluding these items, the ratio of earnings to fixed charges would have been 1.72 for 1998.

(/2/Earnings)as computed for the ratio of earnings to fixed charges includes nonrecurring items. These items include a litigation charge of $20 million, gains on the sales of local exchanges of $45 million and a gain on the sale of an equity investment in an equipment provider of $26 million. Excluding these items, the ratio of earnings to fixed charges would have been 6.32 for 1997.

(/3/Earnings)as computed for the ratio of earnings to fixed charges includes the nonrecurring charge related to litigation of $60 million recorded in 1996. Excluding this charge, the ratio of earnings to fixed charges would have been 6.07 for 1996.

(/4/Earnings)as computed for the ratio of earnings to fixed charges includes the nonrecurring restructuring charge of $88 million recorded in 1995. Excluding this charge, the ratio of earnings to fixed charges would have been 4.53 for 1995.

Note: The ratios were computed by dividing fixed charges into the sum of earnings (after certain adjustments) and fixed charges. Earnings include income from continuing operations before taxes, plus equity in the net losses of less-than-50% owned entities, less capitalized interest. Fixed charges include (a) interest on all debt of continuing operations (including amortization of debt issuance costs), (b) the interest component of operating rents, and (c) the pre-tax cost of subsidiary preferred stock dividends.